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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 2002

                               SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F ___
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No   X
                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated January 24, 2002, announcement of the retirement of an Executive Director.


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  /s/  Scottish Power plc
                                                  -----------------------------
                                                  (Registrant)

Date January 30, 2002                        By:  /s/ Alan McCulloch
     -----------------                            ----------------------------
                                                  Alan McCulloch
                                                  Assistant Company Secretary
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                  SCOTTISHPOWER DIRECTOR KEN VOWLES TO RETIRE

ScottishPower today announces that Ken Vowles, an Executive Director for almost eight years, will retire from the Company on 31 March 2002.

Ken Vowles, who will be 60 in March, joined ScottishPower in 1990 from National Power. His 40-year career in the power generation industry was recognised in June 2001 when he was awarded an OBE in the Queen's birthday honours.

ScottishPower Chairman Charles Miller Smith said: "Ken has played a key role in ScottishPower's transformation from a regional electricity company into an international energy group. We wish him well in the future and in his retirement".

Further information
Colin McSeveny       Group Media Relations Manager      0141 636 4515
Andrew Jamieson      Head of Investor Relations         0141 636 4527

24 January 2002